FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                               The Equitable of Colorado, Inc.

Address of Principal
Business Office:                    370 17th Street, Suite 4950
                                    Denver, Colorado 80202

Telephone Number:                   (303) 892-5700

Name and Address of Agent for Service of Process:
                                    Joseph G. Williams, Jr.
                                    Vice President and Associate General Counsel
                                    The Equitable Life Assurance Society
                                    of the United States
                                    1290 Avenue of the Americas, 12th Floor
                                    New York, NY 10104

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:
Yes [ ]      No [X]


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 Form N-8A

Item 1. Exact name of registrant

        Separate Account VLI of The Equitable of Colorado, Inc.

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation:

         State:  Colorado                   Date: June 1996

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

         Insurance Company Separate Account

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

        Unit investment trust.

Item 5. If registrant is a management company:

        (a) State whether registrant is a "closed-end" company or an "open-end" company.

               N/A

        (b) State whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

               N/A

Item 6.  Name and Address of each investment Advisor of registrant

         N/A

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

         N/A

Item 8. If registrant is an unincorporated investment company not having a board of directors:

        (a)    state the name and address of each sponsor of registrant:

        The Equitable of Colorado, Inc.
        370 17th Street, Suite 4950
        Denver, Colorado 80202

        (b) State the name and address of each officer and director of each sponsor of registrant:

        *Michel Beaulieu           Director
        *Harvey E. Blitz           Director
        *Michael S. Martin         Director and Executive Vice President
        *Samuel B. Shlesinger      Chairman of the Board, President and Chief
                                   Executive Officer


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         *Kevin R. Byrne            Senior Vice President and Treasurer
         *Alvin H. Fenichel         Senior Vice President and Chief Financial
                                    Officer
         *Linda J. Galasso          Vice President and Secretary
         *Mark A. Hug               Senior Vice President
         *Charles Marino            Vice President and Actuary
         *John P. Natoli            Vice President and Chief Underwriting
                                    Officer
          Michael J. Remus          Vice President and Chief Administrative
                                    Officer
                  3001 Westown Parkway, West Des Moines, IA  50266
          Allen Zabusky             Vice President and Controller
                  135 West 50th Street, New York, NY  10020
         *Barbara Fraser            Vice President and Actuary
         *Mildred M. Oliver         Vice President
         *Naomi J. Weinstein        Vice President

*1290 Avenue of the Americas, New York, NY 10104

         (c) State the name and address of each trustee and each custodian or registrant:

                  N/A

Item 9.

         (a) State whether registrant is currently issuing and offering its securities directly to the public:

                  No

         (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                  N/A

         (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable", state whether registrant presently proposes to make a public offering of its securities.

                  Yes

         (d) State whether registrant has any securities currently issued and outstanding.

                  No

         (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                  N/A

Item 10. State the current value of registrant's total assets.

         Registrant currently has no assets.


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Item     11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

             No

Item     12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

             N/A

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                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city and state of New York on the 12th day of February, 1999.
--------

[SEAL]

                                    Signature    SEPARATE ACCOUNT VLI OF
                                                 THE EQUITABLE OF COLORADO, INC.

                                    By           THE EQUITABLE OF COLORADO, INC.

                                    By           /s/     Mildred M. Oliver
                                                 -------------------------------
                                                 Name:   Mildred M. Oliver
                                                 Title:  Vice President



Attest:       /s/     Linda Galasso
              ------------------------
              Name:   Linda Galasso
              Title:  Vice President and Secretary


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